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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D
Under the Securities Exchange Act of 1934
(Amendment No. 3)*

CB BANCSHARES, INC.
(Name of Issuer)

COMMON STOCK, PAR VALUE $1.00 PER SHARE
(Title of Class of Securities)

124785 10 6
(CUSIP Number)

Central Pacific Financial Corp.
220 South King Street
Honolulu, HI 96813
Attn: Neal Kanda
(808) 544-0622

With copy to:
 Gordon Bava, Esq.
Manatt, Phelps & Phillips, LLP
11355 West Olympic Blvd.
Los Angeles, CA 90064-1614
(310) 312-4000
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

May 14, 2003
(Date of Event which Requires Filing of this Statement)

        If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this Schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box    ☐.

        * The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

        This information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 124785 10 6

(1)	Names of Reporting Persons. S.S. or I.R.S. Identification Nos. of Above Persons (entities only) Central Pacific Financial Corp. IRS Identification No. Of Above Person: 99-0212597

(2)	Check the Appropriate Box if a Member of a Group*		(a) ☐
(b) ☒

(3) SEC Use Only

(4)	Source of Funds* WC, OO

(5)	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)
N/A			☐

(6)	Citizenship or Place of Organization State of Hawaii

NUMBER OF SHARES	(7)	Sole Voting Power 88,741 (2.27%)
BENEFICIALLY
OWNED BY EACH REPORTING	(8)	Shared Voting Power 295,587 (7.57%)
PERSON WITH
	(9)	Sole Dispositive Power 88,741 (2.27%)

	(10)	Shared Dispositive Power 0

(11)	Aggregate Amount Beneficially Owned by Each Reporting Person 384,328*

(12)	Check if the Aggregate Amount in Row (11) Excludes Certain Shares*
☐

(13)	Percent of Class Represented by Amount in Row (11) 9.85%*

(14)	Type of Reporting Person* CO

*SEE INSTRUCTION BEFORE FILLING OUT!

        *348,264 shares of CB Bancshares, Inc. (the "Issuer") common stock are subject to a voting agreement dated April 16, 2003 ("Voting Agreement") entered into between CPB Inc. (predecessor in name to Central Pacific Financial Corp. ("CPF") and TON Finance, B.V. in connection with a merger proposal made by CPF. In accordance with the Voting Agreement, 295,587 shares may be voted without restriction; the remaining 52,677 shares may be voted only after the shareholders of the Issuer approve CPF's acquisition of more than a specified percentage of the Issuer's stock under the Hawaii Control Share Acquisitions Statute. CPF expressly disclaims any beneficial ownership of any shares of the Issuer common stock covered by the Voting Agreement, and further disclaims any shared voting power with respect to the 52,677 shares discussed above. Based on the number of shares of the Issuer common stock outstanding as of March 4, 2003 (as reported by the Issuer in its proxy statement), the shares for which CPF may be deemed to share voting power represent 7.57% of the outstanding shares of common stock of the Issuer. The filing of this Schedule 13D shall not be construed as an admission by CPF that it is, for the purposes of Section 13(d) of the Securities Exchange Act of 1934, as amended, or any other federal or state law, the beneficial owner of the shares that are subject to the Voting Agreement.

        Introduction.    This Amendment No. 3 amends and supplements the Schedule 13D, dated April 25, 2003, Amendment No. 1 dated May 5, 2001, and Amendment No. 2 dated May 20, 2003 (collectively, the "Schedule 13D"), filed with the Securities and Exchange Commission by Central Pacific Financial Corp. ("CPF") (until April 23, 2003, CPF was known as CPB Inc.), with respect to the Common Stock, par value $1.00 per share (the "Shares") of CB Bancshares, Inc. (the "Issuer"). The address of Issuer's principal executive offices is 201 Merchant Street, Honolulu, Hawaii 96813. Unless as otherwise indicated capitalized terms used herein but not defined herein shall have the same meaning as those set forth in the Schedule 13D.

ITEM 4.    Purpose of Transaction.

        Item 4(a)-(b) is amended by adding the following:

        On May 12, 2003, Issuer announced that it had rejected CPF's new offer and that it refused to set a new meeting date of June 19, 2003.

        On May 14, 2003, CPF filed in the Circuit Court for the State of Hawaii a motion seeking a temporary restraining order and a preliminary injunction to prevent Issuer from distributing proxy materials and holding a shareholders meeting on May 28, 2003 to provide Issuer's shareholders more time to review proxy materials. CPF also filed a complaint seeking a declaratory judgment that the May 28, 2003 meeting (a) violates Haw. Rev. Stat. § 414E-2 and (b) is improper and moot because the original offer has been revoked and withdrawn by CPF.

        On May 16, 2003, the court denied CPF's motion for the temporary restraining order to prevent Issuer's solicitation of proxies for the May 28 meeting and did not prevent Issuer from mailing proxy materials relating to the May 28, 2003 meeting.

        On May 17, 2003:

  •
  Issuer distributed proxy materials related to the May 28, 2003 meeting.

  •
  CPF sent a letter to the shareholders of Issuer requesting that they boycott and refrain from voting at the special meeting scheduled for May 28, 2003.

        On May 19, 2003, CPF received a letter from Mr. Ronald K. Migita, Vice Chairman and Chief Executive Officer of Issuer, purporting to deny the validity of the June 26 meeting.

        On May 20, 2003:

  •
  CPF sent a letter to Issuer denying the basis for Issuer's claims of invalidity with respect to the June 26 meeting.

  •
  CPF's motion for preliminary injunction was withdrawn without prejudice, however its underlying complaint had not been dismissed and the court retained jurisdiction over the matter.

  •
  Issuer filed an answer to CPF's complaint and filed a cross-complaint against CPF. Issuer is seeking injunctive and declaratory relief in an effort to suspend the voting rights of CPF and any shares covered by the Voting Agreement and preventing CPF from soliciting or voting proxies allegedly obtained in violation of the Hawaii Control Share Acquisitions statute ("HCSA"). Issuer alleges that (a) the Voting Agreement with TON violates the HSCA; and (b) the call for the June 26 special shareholders meeting violates the HCSA and Issuer's bylaws. CPF plans to vigorously defend against the cross-complaint and use its best efforts to hold the special meeting on June 26, 2003. If the June 26, 2003 special meeting does not occur, CPF intends to call for a new meeting at a later date so that Issuer shareholders can consider CPF's proposed control share acquisition.

        On May 21, 2003, CPF filed a revised preliminary proxy statement soliciting Issuer shareholders not to attend the May 28, 2003 meeting either in person or by proxy and to revoke any proxies they may have submitted to Issuer.

ITEM 6.    Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

        Item 6 to the Schedule 13D is deleted in its entirety and replaced with the following:

        In a May 13, 2003 press release, CPF announced that a small number of large Issuer shareholders (collectively, the "Designating Shareholders"), asked CPF, as their agent, in respect to all Shares owned by the Designating Shareholders to, among other things, take all action necessary to call (BUT NOT TO VOTE AT) a special meeting for the purpose of considering and voting upon a proposal to approve the acquisition of Shares by CPF under the HCSA statute by means of a tender/exchange offer or otherwise. A copy of the press release dated May 13, 2003, addressing this designation is attached hereto as Exhibit K. On May 20, 2003, CPF was designated agent by an additional Designating Shareholder to call (BUT NOT TO VOTE AT) such special meeting. Except for TON, CPF does not hold any proxies or have any agreements with these large shareholders relating to the voting of these Shares. As of May 20, 2003, the combination of shared owned by CPF and those governed by the agent designations represents approximately 30% of the issued and outstanding Shares.

        Except for the Voting Agreement described in Items 4 and 5 herein and the designations discussed in this Item 6, CPF is not aware of any contracts, arrangements, understandings or relationships (legal or otherwise) among the persons named in Item 2 and between such persons and any person with respect to any securities of the Issuer, including but not limited to transfer or voting of any of the securities, finder's fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies.

        CPF disclaims: (i) beneficial ownership of any shares owned by the Designating Shareholders; and (ii) membership in any group including the Designating Shareholders, TON Finance, B. V. or any other person with respect to the Issuer.

        Issuer has claimed that based upon the Voting Agreement, and the date of the Voting Agreement in relation to the meeting, the shares owned by TON are not entitled to vote on the control share acquisition proposal at the special shareholder meeting called for that purpose. CPF disagrees with the basis for Issuer's claim, but to eliminate these technical legal issues, CPF has released TON from all of its voting obligations as they relate to proposed share acquisitions pursuant to the HCSA when presented at the special shareholders meeting. A copy of the letter from CPF to TON dated May 13, 2003 is attached hereto as Exhibit M.

ITEM 7.    Material to be Filed as Exhibits.

        Item 7 of the Schedule 13D is amended by adding the following:

        Exhibit M: Letter dated May 13, 2003, from CPF to TON

Signature

        After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Statement on Schedule 13D is true, complete and correct.

Central Pacific Financial Corp.
Dated: May 22, 2003	By:	/s/ GLENN K.C. CHING Glenn K. C. Ching Vice President, General Counsel and Secretary

Attention: Intentional misstatements or omissions of fact
constitutes Federal criminal violations (See 18 U.S.C. 1001)

EXHIBIT INDEX

Exhibit A	Directors and Executive Officers of CPF*
Exhibit B	Press Release of CPB dated April 16, 2003, including Letter from CPB to the Issuer dated April 15, 2003*
Exhibit C	Voting Agreement between CPB and TON, dated as of April 16, 2003*
Exhibit D	Schedule of Transactions in the Shares of the Issuer*
Exhibit E	Item 2 Information for TON*
Exhibit F	CPF Information Statement Pursuant to Hawaii Law* (dated April 28, 2003)
Exhibit G	Press Release of CPF dated April 28, 2003*
Exhibit H	Press Release of CPF dated May 1, 2003*
Exhibit I	Press Release of CPF dated May 5, 2003*
Exhibit J	Press Release of CPF dated April 30, 2003*
Exhibit K	Press Release dated May 9, 2003*
Exhibit L	CPF Information Statement Pursuant to Hawaii Law (dated May 9, 2003)*
Exhibit M	Letter Dated May 13, 2003 from CPF to TON.

*
Previously provided.

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ITEM 4. Purpose of Transaction.
ITEM 6. Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.
ITEM 7. Material to be Filed as Exhibits.